Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Shares

TORONTO, ON (November 28, 2023) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable January 29, 2024, to shareholders of record at the close of business on January 3, 2024:

Common Shares

•	Dividend No. 618 of $1.06 per share;

Non-Cumulative Preferred Shares

•	Series 40, Dividend No. 21 of $0.303125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury. At this time, and until such time as the Bank elects otherwise, for the purposes of dividend reinvestments and stock dividends under the Plan, the Bank will continue to issue Common Shares (as defined in the Plan) from treasury, with a 2% discount to the Average Market Price (as defined in the Plan). For optional share purchases made under the Plan, the Bank will issue common shares from treasury at 100% of the Average Market Price (as defined in the Plan). Such shares will be allotted for issuance by Computershare Trust Company of Canada, as agent under the Plan, for the account of participants in the Plan, in an amount determined in accordance with the provisions of the Plan.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: “for every future”, we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of almost 90,000 employees and assets of approximately $1.4 trillion (as at October 31, 2023), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

For further information:

John McCartney, Investor Relations, Scotiabank,

john.mccartney@scotiabank.com

Sophia Saeed, Investor Relations, Scotiabank,

sophia.saeed@scotiabank.com